03 FEB 14 AM 7:21

January
~~December~~ 29, 2003

SUPPL

03003873

Mr. Paul Dudek
Sec Headquarters
450 Fifth Street N.W.
Washington, D.C. 20549 – USA
Office of Investor Education and Assistance

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Luciana Rossi

Luciana Rossi Cuppoloni

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlw 2/19

Encl. Notice to Investors dated January ~~December~~ 29, 2003

cc: Glorinete Laurentino
The Bank of New York

ROSSI RESIDENCIAL S/A
CNPJ nº 61.065.751/0001-80
NIRE nº 35.300.108.078

FATO RELEVANTE

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

Data, hora e local: 29 de janeiro de 2003, às 10:00 (dez) horas, na sede social na Avenida Marginal do Rio Pinheiros nº 5.200 – Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi. **Presença:** Maioria dos membros do Conselho de Administração. **Mesa:** Edmundo Rossi Cuppoloni - Presidente. Luciana Rossi Cuppoloni - Secretária. **Ordem do dia**: (i) ratificar a autorização para a realização de aumento de capital da Companhia, dentro do limite do capital autorizado previsto no Estatuto Social da Companhia, mediante emissão de ações ordinárias, todas nominativas e sem valor nominal ("Ações"), para distribuição pública, conforme deliberação deste Conselho em reunião realizada em 13 de novembro de 2002; (ii) ratificar as características das Ações; (iii) re-ratificar a forma de colocação das Ações, bem como a exclusão do direito de preferência para a subscrição das Ações pelos acionistas da Companhia e a concessão de período de reserva para a subscrição das Ações; (iv) ratificar os direitos que as Ações conferirão a seus titulares; (v) ratificar a autorização para a Diretoria da Companhia praticar todos os atos necessários à consecução das deliberações tomadas, incluindo a contratação de instituições financeiras autorizadas a operar no mercado de capitais para a realização da oferta e distribuição pública das Ações objeto do presente aumento de capital ("Oferta"); (vi) deliberar sobre a forma de subscrição e integralização das Ações; e (vii) apreciar e aprovar a proposta da administração da Companhia para a precificação das Ações pela Companhia no âmbito do aumento de capital. **Deliberações**: Os membros do Conselho de Administração presentes deliberaram, por unanimidade de votos, o seguinte: **1)** Ratificar a autorização

para a realização do aumento de capital da Companhia em até R$ 80.000.000,00 (oitenta milhões de reais), dentro do limite do capital autorizado previsto no Estatuto Social da Companhia, mediante a emissão de Ações para subscrição pública, todas nominativas e sem valor nominal; **2)** Em decorrência da matéria aprovada no item 1 acima, foi deliberado e re-ratificado que (a) o preço de emissão das Ações será fixado posteriormente pelo Conselho de Administração, em reunião a ser realizada para este fim, em momento anterior à concessão do registro de emissão pela Comissão de Valores Mobiliários – CVM, após a finalização do procedimento de *bookbuilding* a ser realizado pelo coordenador da distribuição pública das Ações ("Coordenador Líder"), admitindo-se ágio ou deságio sobre o valor de cotação das ações ordinárias de emissão da Companhia na data de fixação do preço das Ações, em função das condições de mercado e do interesse dos investidores institucionais no procedimento de *bookbuilding*, em conformidade com o disposto no artigo 170, parágrafo primeiro, inciso III da Lei n.º 6.404/76. O preço de emissão das Ações, no entanto, será de, no mínimo, R$ 0,31 por Ação, que é o valor equivalente à cotação média diária ponderada por quantidade negociada das ações de emissão da Companhia na Bovespa, no período compreendido entre 1º de janeiro de 2002 e a data da realização da Reunião do Conselho de Administração da Companhia, em 13 de novembro de 2002, que autorizou o aumento de capital.; (b) a quantidade de Ações a serem emitidas pela Companhia, no âmbito do aumento de capital acima referido, será fixada posteriormente pelo Conselho de Administração, na mesma reunião que definir o preço de emissão das Ações; (c) o aumento de capital será realizado mediante distribuição pública das Ações no mercado brasileiro, adotando-se o procedimento diferenciado de distribuição pública de que trata o artigo 33 da Instrução CVM nº 13/80; (d) o referido aumento de capital será realizado com a exclusão do direito de preferência para subscrição das novas Ações pelos acionistas da Companhia, nos termos do artigo 172 da Lei nº 6.404/76 e do Estatuto Social da Companhia, devendo, no entanto, ser

concedido aos mesmos um período de reserva ("Período de Reserva") de 5 (cinco) dias úteis, contados a partir da data definida e divulgada em comunicado ao mercado a ser publicado pela Companhia, para que os acionistas e investidores não-institucionais possam efetuar a reserva de subscrição das Ações a serem emitidas, nas seguintes condições: (i) de modo a garantir o acesso de investidores não-institucionais e investidores institucionais à Oferta das Ações e, desta forma, propiciar o desejável aumento e diversificação da base acionária da Companhia, as Ações serão destinadas a colocação junto a investidores não-institucionais e investidores institucionais (em conjunto "Investidores") e aos acionistas da Companhia que realizarem reserva de Ações; (ii) os Investidores terão garantia de acesso à subscrição do número de Ações necessário para alcançar um percentual de ações em circulação, após a conclusão da Oferta, equivalente a, no máximo, 35% do capital social da Companhia, sendo que neste percentual estarão incluídas as Ações subscritas pelos acionistas minoritários da Companhia ("Garantia de Acesso"). Os acionistas da Companhia poderão subscrever a totalidade das Ações da Oferta que não forem objeto da manifestação de interesse dos Investidores, até o limite estabelecido pela Garantia de Acesso. Neste sentido, na hipótese dos Investidores manifestarem interesse na subscrição das Ações, não obstante os acionistas da Companhia poderem reservar Ações na Oferta até o limite de sua participação no capital social da Companhia na data de 29 de janeiro de 2003, o valor de sua respectiva reserva de Ações poderá sofrer uma redução, até o limite previsto para o atendimento da Garantia de Acesso, com a conseqüente devolução dos valores depositados a maior e redução no número de Ações a serem subscritas pelos acionistas. Desta forma, todos os acionistas, indistintamente, contribuirão para o atendimento das manifestações de interesse dos Investidores por Ações da Garantia de Acesso; (iii) os acionistas da Companhia interessados em participar da Oferta deverão efetuar a reserva das Ações, proporcionalmente à sua respectiva participação no capital social da

Companhia, na data de 29 de janeiro de 2003, mediante o preenchimento de formulários específicos ("Pedidos de Reserva"), durante o Período de Reserva; (iv) os investidores institucionais interessados em participar da Oferta deverão manifestar interesse em subscrever Ações mediante comunicação por escrito ao Coordenador Líder da Oferta, durante o procedimento de *bookbuilding*; (v) os investidores não-institucionais interessados em participar da Oferta deverão efetuar a reserva de Ações mediante o preenchimento de Pedidos de Reserva durante o Período de Reserva; e (vi) as Ações que não forem objeto de manifestação de interesse por escrito dos Investidores ("Sobras") serão destinadas ao atendimento dos acionistas da Companhia que efetuaram a reserva das Sobras nos respectivos Pedidos de Reserva; (e) as Ações objeto do presente aumento de capital conferirão a seus titulares os mesmos direitos conferidos às ações ordinárias de emissão da Companhia previstos no Estatuto Social e na legislação aplicável, a partir da data de emissão e colocação pública, e farão jus a dividendos integrais que eventualmente vierem a ser distribuídos com base no resultado verificado no exercício social a ser encerrado em 31 de dezembro de 2003; **3)** Ratificar a autorização para a Diretoria da Companhia praticar todos e quaisquer atos e celebrar todos e quaisquer documentos necessários à execução do aumento de capital e distribuição pública das Ações ora aprovados, incluindo a contratação de instituições financeiras autorizadas a operar no mercado de capitais para proceder à oferta pública das Ações a serem emitidas, após a concessão do competente registro pela Comissão de Valores Mobiliários – CVM; **4)** Aprovar que a integralização das Ações será realizada mediante (i) pagamento à vista, em moeda corrente nacional, no ato da subscrição, ou (ii) capitalização de créditos detidos por acionistas da Companhia na forma de Adiantamento para Futuro Aumento de Capital – AFAC ou mútuos contratados entre tais acionistas e a Companhia; e **5)** Aprovar a proposta da administração da Companhia para a precificação das Ações a serem emitidas pela Companhia no âmbito do presente aumento de capital, a

qual está disponível para apreciação dos acionistas da Companhia, a partir da presente data, na sua sede social. **Encerramento:** Nada mais havendo a tratar, a ata foi lavrada, aprovada e assinada pelos membros presentes do Conselho de Administração. *aa)* Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni. Roosevelt Sanches Cruz. Sergio Pedroso Rossi Cuppoloni. Cleber Agostinho Palácio de Almeida.

A presente é cópia fiel extraída do livro próprio da sociedade.

São Paulo, 29 de janeiro de 2003

Luciana Rossi

Luciana Rossi Cuppoloni

Diretora de Relações com Investidores